Exhibit 1


MUSE TECHNOLOGIES ANNOUNCES NASDAQ LISTING DETERMINATION

(Waltham, MA - April 17, 2001, 6:30 am EST)

MUSE Technologies, Inc. (OTC BB: MUZE) announced today that its request to the Nasdaq Listing Qualification Panel for an additional 120 days of listing on the Nasdaq Small Cap Market in order to satisfy Nasdaq minimum net tangible asset requirements has been denied. Accordingly, the Nasdaq Listing Qualifications Panel has determined to delist the Company's securities from the Nasdaq Stock Market effective Monday, April 16, 2001. Nasdaq has advised MUSE that its securities may be immediately eligible to trade on the OTC Bulletin Board.









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